UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Nano Mobile Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

63010B200
(CUSIP Number)

Robert E. Braun, Esq.
Jeffer Mangels Butler & Mitchell LLP
1900 Avenue of the Stars, 7th Floor
 Los Angeles, CA  90067
Telephone 310-203-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63010B200	13D

1.	NAMES OF REPORTING PERSONS Allison C. Swan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (joint filers)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,063 shares of Series C Preferred Stock, convertible into 261,260,250 shares of Common Stock
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 13,063 shares of Series C Preferred Stock, convertible into 261,260,250 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,063 shares of Series C Preferred Stock, convertible into 261,260,250 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

 The securities to which this statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.00001and  Series C Preferred Stock, par value $.00001 of Nano Mobile Healthcare, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at One Boston Place Suite 2600, Boston, MA 02108.

Item 2.  Identity and Background.

(a)  This Statement is filed by Allison C. Swan (the “Reporting Person”).

(b)  The address of the principal business and principal office of the Reporting Person is Robert E. Braun, Esq.
 Jeffer Mangels Butler & Mitchell LLP 1900 Avenue of the Stars, 7th Floor, Los Angeles, CA  90067

(c)  The Reporting Person is the Chairman and 100% beneficiary of Accent Healthcare Advisors, LLC.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The reporting person is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares of common stock and Series D Preferred Stock represent an investment in the Issuer made from the personal funds of the Reporting Person.  The total amount paid by the Reporting Person for the common stock and the Series D Preferred Stock is $14,727.12

Item 4.  Purpose of Transaction.

The Reporting Person, as the beneficial owner of the securities of the Issuer, holds such securities for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire, directly or indirectly, additional shares of common stock and other securities and/or retain and/or sell all or a portion of the shares of common stock and/or the Series C Preferred Stock after converting to common stock, held by the Reporting Person in the open market or in privately negotiated transactions. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the common stock and, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person has sole voting power over 13,063 shares of Series D Preferred Stock, convertible into 261,260,250 shares of Common Stock.  These shares represent 9.99% of the total outstanding shares of Common Stock of the Company if all preferred shares were converted to common and all common due shareholders are issued.

(b) The Reporting Person is the beneficial owner of 13,063 shares of Series D Preferred Stock, convertible into 261,260,250 shares of Common Stock.  These shares represent 9.99% of the total outstanding shares of Common Stock of the Company if all preferred shares were converted to common and all common due shareholders are issued.

(c)   Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the shares of the Common Stock or Series B Preferred Stock or Series C Preferred Stock or Series D Preferred Stock during the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock or Series B Preferred Stock or Series C Preferred Stock or Series D Preferred Stock during covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2018	By: /s/ Allison C. Swan Name: Allison C. Swan